ARATANA THERAPEUTICS, INC.

1901 Olathe Boulevard

Kansas City, KS 66103

June 26, 2013

VIA EDGAR

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aratana Therapeutics, Inc.
Registration Statement on Form S-1
Filed March 20, 2013
File No. 333-187372

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective June 26, 2013, at 4:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Shayne Kennedy at (714) 755-8181 to provide notice of effectiveness.

In connection with this request for effectiveness, Aratana Therapeutics, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, Aratana Therapeutics, Inc.

By:	/s/ Steven St. Peter
Steven St. Peter, M.D. President and Chief Executive Officer

cc:	(via fax)

Shayne Kennedy